SHEFFIELD STEEL CORPORATION

220 N. Jefferson Street

Sand Springs, Oklahoma 74063

                                                                             March 8, 2005

BY EDGAR AND FAX (202-942-9531)

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Sheffield Steel Corporation
Registration Statement on Form S-4 (File No. 333-121176)

Ladies and Gentlemen:

In connection with the correspondence dated March 7, 2005 (the “Acceleration Request”) from Sheffield Steel Corporation (the “Company”) and Sand Springs Railway Company, a co-registrant (together with the Company, the “Registrants”) to the Securities and Exchange Commission (the “Commission”), the Registrants acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As stated in the Acceleration Request, the Registrants request, pursuant to Rule 461 of the Securities Act of 1933, that the Commission accelerate the effectiveness of the Registrants’ Registration Statement on Form S-4 (File No. 333-121176) to occur Thursday, March 10, 2005 at 2:00 p.m. (EST), or as soon as possible thereafter. Please note that there are no underwriters involved in the offering registered by the Registration Statement and, therefore, this acceleration request by the Registrants is the only request for the acceleration of effectiveness required under Rule 461.

If you have any questions regarding the foregoing, please call Stacie S. Aarestad at 617-239-0314 of Palmer & Dodge LLP.

Very truly yours,

/s/ Stephen R. Johnson
Stephen R. Johnson Vice President and Chief Financial Officer

cc:	Matthew J. Gardella

Palmer & Dodge LLP